EXHIBIT 1

LAND AND BUILDINGS URGES BRE PROPERTIES TO EXPLORE STRATEGIC ALTERNATIVES TO MAXIMIZE SHAREHOLDER VALUE

- Nominates Slate of Six Highly Qualified Candidates to Join BRE Properties Board of Directors -

NEW YORK (December 5, 2013) – Land and Buildings, an investment firm specializing in publicly traded real estate and real estate related securities, urges BRE Properties’ (NYSE: BRE) (the “Company”) Board of Directors to explore a sale of the company in light of reports by Bloomberg on Wednesday, December 4th that Essex Property Trust (NYSE: ESS) (“Essex”) has offered to purchase BRE “for about $5 billion.”

“BRE has chronically underperformed its closest comparables by a number of measures, including total returns, net operating income growth, FFO growth and dividend growth[1]. Selling the Company to a best-in-class operator such as Essex would present an opportunity for BRE Properties’ shareholders to realize the potential of the Company’s intrinsic value,” said Jonathan Litt, founder and chief executive officer of Land and Buildings. “On behalf of all shareholders, we demand that the Board exercise its fiduciary duties and maximize shareholder value by exploring a sale of the Company.”

Land and Buildings also announced that it has nominated a slate of six highly qualified individuals to the Board at the Company (the "L&B Nominees"). If elected, the L&B Nominees would constitute a majority of the Company's Board.

Mr. Litt continued, “We believe that our high level of frustration with the Company’s poor track record is reflective of the views of many of BRE’s shareholders. We have been engaged with BRE’s management for over a year and BRE’s Board since August about ways to drive shareholder value, including full operational and strategic reviews. Nonetheless, we continue to be open to a continuing and constructive dialogue to maximize shareholder value. We are confident our independent, highly qualified nominees will provide the Board with the necessary experience, stewardship and focus on shareholder return to effect the meaningful changes needed to address the significant valuation gap and unlock the inherent value of Company’s attractive portfolio of properties.”

The six L&B Nominees are as follows:

•	Marc Gordon – Former President of hospitality company with expertise in capital allocation and marketing
•	James Hoffmann – Experienced and respected institutional REIT investor at a leading investment firm

•	Gregory Hughes – Former REIT CFO with experience across several sectors including multifamily
•	Jonathan Litt – Founder and CEO of Land and Buildings and former top-ranked sell-side REIT analyst
•	Charles Schoenherr – Former senior real estate investment banker and current sunbelt multifamily executive
•	Howard Silver – Former hotel REIT CEO with extensive board experience and record of maximizing shareholder value

Marc Gordon

Marc Gordon is the Principal of Rubicon Holdings, LLC, an investment, asset management and consulting company focused on hospitality real estate, which he founded in 2011.

Prior to founding Rubicon Holdings, Mr. Gordon was President and Chief Investment Officer of Morgans Hotel Group Co. (NASDAQ: MHGC), a fully integrated hospitality company that operates, owns, acquires and redevelops boutique hotels, from 2006 until 2011. There, Mr. Gordon oversaw all departments, including operations, marketing, development, architecture, construction and design and finance. Mr. Gordon also served as a director for Morgans Hotel Group from 2008 until 2011. From 1997 until 2006, Mr. Gordon served as Vice President of NorthStar Capital Investment Corp., a real estate investment trust, where he was responsible for the origination, structuring and negotiation of investment and financing transactions. From 1993 until 1997, Mr. Gordon was Vice President in the Real Estate Investment Banking Group at Merrill Lynch & Co., where he executed corporate finance and strategic transactions for public and private real estate related companies, including real estate investment trusts, real estate service companies, and hospitality companies.

Mr. Gordon received his bachelor's degree magna cum laude in Economics from Dartmouth College in 1986 and his Juris Doctor degree from the University of California, Los Angeles in 1991. Upon graduation from UCLA School of Law, Mr. Gordon was invited to join the Order of the Coif, an honorary scholastic society reserved for law students who have attained a high grade of scholarship.

James Hoffmann

James Hoffmann is a former Partner and Senior Vice President of Wellington Management Company where he served as the firm’s senior REIT analyst and portfolio manager as well as holding, most recently, a position on the firm’s Operating Committee from 1997 to 2012. Mr. Hoffmann’s real estate career began at Eastdil Realty, Inc. in 1986. He served as the Senior Investment Officer for the Washington State Investment Board from 1992 to 1994 followed by analyst positions at LaSalle Street Capital Management and Everen Securities prior to joining Wellington Management Company in 1997. Mr. Hoffmann holds a Masters of Science in Real Estate Appraisal & Investment Analysis, and a bachelor’s degree in economics, from the University of Wisconsin, Madison.

Gregory Hughes

Gregory Hughes, from November 2010 to present, has served as a Principal for Roscommon Capital Limited Partnership, a financial advisory and investment firm. Mr. Hughes also served as the Chief Operating Officer of SL Green Realty Corp. (NYSE: SLG) from 2007 to 2010 and its Chief Financial Officer from 2004 to 2010, responsible for finance, capital markets, investor relations and administration.

From 2004-2008 Mr. Hughes also served as Chief Credit Officer of Gramercy Capital Corp. (NYSE: GKK). From 2002 to 2003, prior to joining SL Green, Mr. Hughes was Managing Director and Chief Financial Officer of the private equity real estate group at JP Morgan Partners. From 1999 to 2002, Mr. Hughes was a Partner and Chief Financial Officer of Fortress Investment Group, an investment and asset management firm, which managed a real estate private equity fund of approximately $900 million and a NYSE listed real estate investment trust with assets in excess of $1.3 billion. While at Fortress Investment Group, Mr. Hughes was actively involved in evaluating a broad range of real estate equity and structured finance investments and arranged various financings to facilitate acquisitions and fund recapitalizations. Mr. Hughes also served as Chief Financial Officer of Wellsford Residential Property Trust and Wellsford Real Properties, where he was responsible for the firm’s financial forecasting and reporting, treasury and accounting functions, capital markets and investor relations. Mr. Hughes received a B.S. degree in Accounting from the University of Maryland and is a Certified Public Accountant.

Jonathan Litt

Jonathan Litt has over 22 years of experience as a global real estate strategist and an investor in both public real estate securities and direct property. Mr. Litt founded Land and Buildings in the summer of 2008 to take advantage of the opportunities uncovered by the global property bubble. Previously, Mr. Litt was Managing Director and Senior Global Real Estate Analyst at Citigroup where he was responsible for Global Property Investment Strategy, coordinating a 44 person team of research analysts located across 16 countries.

Mr. Litt was recognized as a leading analyst since 1995, achieving prestigious Institutional Investor Magazine #1 ranking for 8 years and top five ranking throughout the period. Mr. Litt also achieved top ranking from Greenwich Associates since 1995. Before moving to the sell-side in 1994, Mr. Litt worked on the buy-side investing in public real estate securities and buying real property during his tenure at European Investors and BrookHill Properties, where his career began in 1988.

Mr. Litt graduated from Columbia University in 1987 with a BA in Economics and NYU's Stern School of Business in 1990 with an MBA in Finance. Mr. Litt can often be seen on CNBC or quoted in the Wall Street Journal and other industry publications. He is also the president of a a not-for-profit, the Children with Dyslexia Scholarship Fund, which provides children with scholarships to secondary schools that specialize in dyslexia.

Charles Schoenherr

Charles Schoenherr serves as Chief Investment Officer of Waypoint Residential which invests in multifamily properties in the Sunbelt. From 2009 until January 2011, Mr. Schoenherr served as President of Scout Real Estate Capital, LLC, a full service real estate firm that focused on acquiring, developing and operating hospitality assets.

Prior to joining Scout Real Estate Capital, Mr. Schoenherr was the managing partner of Elevation Capital, LLC where he advised real estate clients on debt and equity restructuring and performed due diligence and valuation analysis on new acquisitions. From September 1997 to October 2008, Mr. Schoenherr served as Senior Vice President and Managing Director of Lehman Brothers Global Real Estate Group, where he was responsible for originating debt, mezzanine and equity transactions on all major property types throughout the United States.

Mr. Schoenherr holds a Bachelor of Business Administration in Accounting from Iona College in New Rochelle, New York and a Masters of Business Administration in Finance from the University of Connecticut in Stamford, Connecticut in 1980.

Howard Silver

Howard Silver is the former President and CEO (from 1998 to 2007) of Equity Inns, a former NYSE-listed hotel REIT. The Company was sold in October of 2007 to Whitehall Global Real Estate Funds for $2.2 billion. His prior role at the company was Executive Vice-President of Finance, Chief Financial Officer, Chief Operating Officer from 1994-2004. Before joining Equity Inns, Mr. Silver worked at Ernst & Young and PricewaterhouseCoopers, in the auditing field for thirteen years in a variety of industries.

Mr. Silver currently serves or has served on the following public company boards: CapLease, Inc., Great Wolf Resorts, Inc., and Education Realty Trust, Inc. (NYSE: EDR). Mr. Silver graduated cum laude from University of Memphis, B.B.A in accounting and received CPA certificate in 1980.

About Land and Buildings:

Land and Buildings is a long/short investment firm that actively invests in securities of global real estate and real estate related companies.

Media Contacts:

Phil Denning or Jason Chudoba

Phone: 203-682-8200

Investor Contacts:

Innisfree M&A Incorporated

Scott Winter or Jonathan Salzberger

Phone: 212-750-5833

LAND & BUILDINGS CAPITAL GROWTH FUND, L.P., LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC AND JONATHAN LITT (COLLECTIVELY, "LAND & BUILDINGS") AND MARC GORDON, JAMES P. HOFFMAN, GREGORY HUGHES, CHARLES W. SCHOENHERR AND HOWARD ALAN SILVER (TOGETHER WITH LAND & BUILDINGS, THE "PARTICIPANTS") INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF BRE PROPERTIES, INC. (THE "COMPANY") FOR USE AT THE COMPANY'S 2014 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, INNISFREE M&A INCORPORATED, LAND & BUILDING'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD, WHEN AVAILABLE, WITHOUT CHARGE UPON REQUEST.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECTOR OR INDIRECT INTERESTS BY SECURITY HOLDINGS WILL BE CONTAINED IN EXHIBIT 2 TO THE SCHEDULE 14A TO BE FILED BY LAND & BUILDINGS WITH THE SEC ON DECEMBER 5, 2013. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

[1] “Closest comparables” are determined by Land and Buildings to be AvalonBay (NYSE: AVB) and Essex Property Trust (NYSE: ESS). Chronic underperformance measured on a trailing 3, 5 and 10 year basis. Total return data is through July 30, 2013, which is the estimated last date of a BRE stock price unaffected materially by Land and Buildings actions. Net operating income growth, FFO growth and dividend growth through full year 2013 company guidance and/or Bloomberg estimates. Essex and AvalonBay are deemed to be the closest comparables to BRE based on those companies’ ownership of high quality, predominantly coastal United States apartment portfolios over the trailing 10 years.